

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ **Certificate of Designation**
☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**
☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**
☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: PUGET TECHNOLOGIES, INC. Entity or Nevada Business Identification Number (NVID): NV20101250719
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: OCTOBER 20, Time: 12:00 PM (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: CLASS B CONVERTIBLE PREFERRED STOCK
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: PREFERRED STOCK

5. Amendment of class or series of stock:	☒ Certificate of Amendment to Designation- Before Issuance of Class or Series
	     As of the date of this certificate no shares of the class or series of stock have been issued.
	
	☐ Certificate of Amendment to Designation- After Issuance of Class or Series
	     The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* SEE ATTACHED
7. Withdrawal:	Designation being Withdrawn: _____ Date of Designation: _____ No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	**X** _____ Date: _____ Signature of Officer

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

ATTACHMENT TO CERTIFICATE OF DESIGNATION

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF CLASS B CONVERTIBLE PREFERRED STOCK OF PUGET TECHNOLOGIES, INC.

PUGET TECHNOLOGIES, INC., a publicly held Nevada Corporation (the "Corporation") subject to reporting requirements imposed by Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does hereby certify that pursuant to authority expressly granted and vested in the Board of Directors of the Corporation by the provisions of the Corporation's Articles of Incorporation, as amended, the Board of Directors adopted the following resolution on October 20, 2020: (i) authorizing a series of the Corporation's previously authorized 10,000,000 shares of preferred stock, par value $.001 per share, and, (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of 5,000,000 shares of Class B Convertible Preferred Stock of the Corporation:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Corporation's Articles of Incorporation (the "Articles of Incorporation") as amended, a series of Class B Convertible Preferred Stock of the Corporation be, and it hereby is, created out of the 10,000,000 authorized shares of the capital preferred stock of the Corporation, such series to be designated Class B Convertible Preferred Stock (the "Class B Convertible Preferred Stock"), to consist of 5,000,00 shares, par value $.001 per share, which shall have the following preferences, powers, designations and other special rights;

1. **Voting**. Each share of the Class B Convertible Preferred Stock shall have 1,000 times the number of votes on all matters submitted to the shareholders than do shares of the Corporation’s common stock, $0.001 par value (the “Common Stock”), 4,990,000,000 shares of which are currently authorized and into which shares of Class B Convertible Preferred Stock are convertible, as provided in Section 4, at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of such shareholders is effected.

2. **Dividends**. The holders of Class B Convertible Preferred Stock shall be entitled to receive dividends or distributions on a pro rata basis according to their holdings of shares of Class B Convertible Preferred Stock when and if declared by the Board of Directors of the Company in the sum of twenty (20%) percent of the Corporation’s net, after tax profits per year. Dividends shall be paid in cash. Dividends shall be cumulative. No cash dividends or distributions shall be declared or paid or set apart for payment on the Common Stock in any calendar year unless cash dividends or distributions on the Class B Convertible Preferred Stock for such calendar year are likewise declared and paid or set apart for payment. No declared and unpaid dividends shall bear or accrue interest.

3. **Liquidation Preference**. Upon the liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Class B Convertible Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation, whether from capital or from earnings available for distribution to its shareholders, before any amount shall be paid to the holders of Common Stock, ten times that sum available for distribution to Common Stock holders.

4. **Conversion**. The holders of shares of Class B Convertible Preferred Stock shall have the right to convert each share of Class B Convertible Preferred Stock into fully-paid and nonassessable shares of Common Stock. Each share of Class B Convertible Preferred Stock shall be convertible at a Conversion Rate of 10 shares of Common Stock, subject to the terms set forth in this Section 4.

   (a) *Certain Adjustments for Stock Splits, Mergers, Reorganizations, Etc*. In the event the outstanding shares of Common Stock shall, after the filing of this Resolution, be subdivided (split) or combined (reverse split) by reclassification or otherwise, or in

the event of a reclassification, reorganization or exchange or any merger, acquisition, consolidation or reorganization of the Corporation with another Corporation, each share of Class B Convertible Preferred Stock shall thereafter be convertible into the kind and number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of the Class B Convertible Preferred Stock would have been entitled upon such reclassification, reorganization, exchange, consolidation, merger or conveyance had the conversion occurred immediately prior to the event. An adjustment made pursuant to this Subsection 4.1 shall become effective immediately after effective date in the case of a subdivision or combination.

(b) *Conversion Notice*. The Holder of a share of Class B Convertible Preferred Stock may exercise its conversion right after one year by giving a written conversion notice in the form of Exhibit A hereto (the "Conversion Notice") (1) by electronic mail to the Corporation's transfer agent for its Common Stock, as designated by the Corporation from time to time (the "Transfer Agent"), confirmed by a telephone call and (2) by overnight delivery service, with a copy by electronic mail to the Corporation and to its counsel, as designated by the Corporation from time to time. The Holder must also surrender the certificate for the Class B Convertible Preferred Stock to the Corporation at its principal office (or such other office or agency of the Corporation may designate by notice in writing to the Holder) at any time during its usual business hours on the date set forth in the Conversion Notice.

(c) *Issuance of Certificates*; Time Conversion Effected. Promptly, but in no event more than three (3) Trading Days, after the receipt of the Conversion Notice referred to in Subsection 4.2 and surrender of the Class B Convertible Preferred Stock certificate, the Corporation's Transfer Agent shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Class B Convertible Preferred Stock has been converted. In the alternative, if the Corporation's Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Corporation. Such conversion shall be deemed to have been effected, and the "Conversion Date" shall be deemed to have occurred, on the date on which such Conversion Notice shall have been received by the Corporation and at the time specified stated in such Conversion Notice, which must be during the calendar day of such notice. The rights of the Holder of the Class B Convertible Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby, on the Conversion Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

(d) *Fractional Shares*. The Corporation shall not, nor shall it cause the Transfer Agent to, issue any fraction of a share of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of shares of Class B Convertible Preferred Stock by the Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock. If, after such aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of Common Stock up to the nearest whole share.

(e)   *Reissuance of Class B Convertible Preferred Stock*. Shares of Class B Convertible Preferred Stock that are converted into shares of Common Stock as provided herein may, at the discretion of the Corporation's Board of Directors, be reissued.

5.   **Redemption**. After providing ten days prior written notice to the holders of the Class B Convertible Preferred Stock, the Company shall have the right to redeem (unless otherwise prevented by law) any outstanding shares of Class B Convertible Preferred Stock at an amount equal to $0.10 per share of Class B Convertible Preferred Stock, plus accrued but unpaid dividends thereon (the "Redemption Price"). The Company shall consummate the redemption and pay the Redemption Price within twenty days of the date of such notice. The Redemption Price shall be paid in immediately available funds.

6.   **Vote to Change the Terms of or Issue Class B Convertible Preferred Stock**. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than fifty-one percent (51%) of the then outstanding shares of Class B Convertible Preferred Stock shall be required for (i) any change to the Corporation's Articles of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Class B Convertible Preferred Stock, or (ii) any issuance of additional shares of Class B Convertible Preferred Stock.

7.   **Notices**. In case at any time:

(a)   the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; or

(b)   there shall be any Organic Change; then, in any one or more of such cases, the Corporation shall give, by first class mail, postage prepaid, or by electronic mail or by recognized overnight delivery service to non-U.S. residents, addressed to the Registered Holders of the Class B Convertible Preferred Stock at the address of each such Holder as shown on the books of the Corporation, (i) at least twenty (20) Trading Days prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such subscription rights or for determining rights to vote in respect of any such Organic Change and (ii) in the case of any such Organic Change, at least twenty (20) Trading Days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Organic Change.

8.   **Record Owner**. The Corporation may deem the person in whose name shares of Class B Convertible Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat him as, the absolute owner of the Class B Convertible Preferred Stock for the purposes of conversion and for all other purposes, and the Corporation shall not be affected by any notice to the contrary. All such payments and such conversion shall be valid and effective to satisfy and discharge the liabilities arising under this Certificate of Designations to the extent of the sum or sums so paid or the conversion so made.

9.   **Register**. The Corporation shall maintain a transfer agent, which may be the transfer agent for the Common Stock or the Corporation itself, for the registration of the Class B Convertible Preferred Stock. Upon any transfer of shares of Class B Convertible Preferred Stock in accordance with the provisions hereof, the Corporation shall register or cause the transfer agent to register such transfer on the Stock Register.

IN WITNESS WHEREOF, Hermann Burckhardt, President and Chief Executive Officer of the Corporation, under penalties of perjury, does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true and accordingly has signed this Certificate of Designations as of this 20th day of October, 2020.

_____
Hermann Burckhardt, President

{Corporate Seal}

Attest: _____
Thomas Jaspers, Secretary

EXHIBIT A
PUGET TECHNOLOGIES, INC. CONVERSION NOTICE

 Reference is made to the Certificate of Designations, Preferences and Rights of Class B Convertible Preferred Stock dated October 20, 2020 (the **"Certificate of Designations"),** of Puget Technologies, Inc., a publicly held Nevada Corporation (the "Corporation") subject to reporting requirements imposed by Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")**.** In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Class B Convertible Preferred Stock, par value $0.001 per share (the **"Preferred Shares")** indicated below into shares of Class B Convertible Preferred Stock, par value $0.001 per share (the **"Class B Convertible Preferred Stock"),** of the Corporation, by tendering the stock certificate(s) representing the Preferred Shares specified below as of the date specified below.

Date of Conversion:

Number of Preferred Shares to be converted:

Please confirm the following information:

Number of shares of Class B Convertible Preferred Stock to be issued:

Please issue the Class B Convertible Preferred Stock into which the Preferred Shares are being converted and, if applicable, any check drawn on an account of the Corporation in the following name and to the following address:

Issue to:

Email:

By:

Title:

Signature:

Applicable only if the Transfer Agent is a participant in the electronic book entry transfer program:

Account Number (if electronic book entry transfer):   _____

Transaction Code Number (if electronic book entry transfer):   _____

Participant Code: _____

THIS NOTICE MUST BE DELIVERED TO THE TRANSFER AGENT WITH AN ADDITIONAL COPY TO BE MAILED TO THE CORPORATION